SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF n° 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-held Company

NOTICE TO SHAREHOLDERS

GAFISA S.A. (“Company” or “Gafisa”), hereby informs its shareholders, in complement to the Material Fact disclosed on December 14, 2016 and the Notice to Shareholders disclosed on February 22, 2017 regarding the reverse split procedure of all the Company’s common shares, as approved at the extraordinary shareholders’ meeting held on February 20, 2017, at 10:00 a.m. (“Reverse Split”):

1.                       As already announced, the deadline for common shareholders to adjust their positions due to the Reverse Split ended on March 22, 2017, and the Company’s shares now are traded grouped, at the ratio resulting from the Reverse Split, as of March 23, 2017.

2.                       The share fraction auction resulting from the Reverse Split (“Fractions”) ended on this date, and the results of Fractions sale will be available to the Fractions holders on a pro rata basis, net of brokerage fee, on April 25, 2017.

3.                       With conclusion of the last auction of unsold shares deriving from stock reverse split, six thousand and sixty-five (6,065) common shares issued by the Company were sold. The total amount is composed of a set of share fractions resulting from the reverse split at the ratio of 13.483023074:1, and these fractions were settled at auctions held at BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange ("BM&FBOVESPA"). The net product of stock sale totaled R$25.3668343 per share.

4.                       The payment to shareholders, holders of Fractions will be made as follows:

(i)                 shareholders who already indicated their bank account for credit of dividends, will automatically receive the amount corresponding to the sale of their Fractions at same bank accounts;

(ii)               shareholders whose shares are deposited at the Assets Depositary Center of  BM&FBOVESPA, will have the amount corresponding to the sale of their Fractions credited in referred depositary center, which will arrange to transfer it to shareholder; and

(iii)             shareholders who did not indicate their bank account or their shares are blocked or registry information is outdated, the amount corresponding to the sale will remain available at the Depositary Institution – Itaú Unibanco S.A., as of the same date, which will make the payment by means of submission of documentation evidencing the ownership, unblocking or identification, where applicable.

São Paulo, April 13, 2017.

André Bergstein
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 13, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer